UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File No. 0-30148

PNI DIGITAL MEDIA INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PNI DIGITAL MEDIA INC.

Date:  December 14, 2010

/s/ Simon Bodymore
Simon Bodymore Chief Financial Officer

PNI Digital Media Inc.

Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” Report”).

Based on our assessment and those criteria, management believes that PNI Digital Media Inc. maintained effective internal control over financial reporting as of September 30, 2010.

Kyle Hall	Simon Bodymore
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

December 9, 2010

PricewaterhouseCoopers LLP
Chartered Accountant
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

December 9, 2010

To the Shareholders of PNI Digital Media Inc.

We have audited the consolidated balance sheets of PNI Digital Media Inc. as at September 30, 2010 and September 30, 2009 and the consolidated statements of earnings (loss) and comprehensive gain (loss), statements of deficit, shareholders’ equity  and statements of cash flow for each of the years in the three year period ended September 30, 2010. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2010 and September 30, 2009 and the results of its operations and its cash flows for each of the years in the three year period ended September 30,2010 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

PNI Digital Media Inc.
Consolidated Balance Sheets
As at September 30, 2010 and 2009
(expressed in Canadian dollars)

	September 30, 2010	September 30, 2009

Assets

Current assets
Cash and cash equivalents	$4,690,355	$4,237,284
Accounts receivable (note 5)	5,302,865	4,855,114
Prepaid expenses and other current assets	541,026	312,687
Current portion of future income tax asset (note 11)	1,026,651	-

	11,560,897	9,405,085

Property and equipment (note 6)	5,230,829	6,174,920

Future income tax asset (note 11)	4,953,934	-

Intangible assets (note 7)	1,115,794	3,892,211

Goodwill (note 8)	658,904	1,664,759

	$23,520,358	$21,136,975

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	$5,471,878	$7,785,812
Purchase consideration payable (note 3)	-	869,803
Current portion of deferred revenue	613,081	410,088
Current portion of capital lease obligations (note 15)	107,964	490,072
Loan payable (note 16)	-	937,548
Asset retirement obligation (note 10)	-	41,503
Future income tax liability (note 11)	119,081	-

	6,312,004	10,534,826

Deferred revenue	78,876	195,059
Long-term portion of capital lease obligations (note 15)	-	38,500
Restructuring liability (note 4)	-	176,056
	6,390,880	10,944,441

Shareholders’ Equity (note 12)

Share capital	$66,200,215	$66,017,456
Contributed surplus	18,933,619	18,521,086
	85,133,834	84,538,542

Deficit	(65,684,820)	(72,536,814)

Accumulated other comprehensive loss	(2,319,536)	(1,809,194)

	(68,004,356)	(74,346,008)

	17,129,478	10,192,534

	$23,520,358	$21,136,975

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Gain (Loss)
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Revenue (note 13)	$25,356,570	$24,446,569	$17,049,587

Expenses
Network delivery	5,376,920	6,672,583	7,409,525
Software development	8,162,595	7,566,227	6,914,291
General and administration	4,021,971	4,893,640	4,480,258
Sales and marketing	896,791	1,202,699	1,140,028
Amortization of intangible assets	2,550,452	3,243,359	3,214,908
Amortization of property and equipment	2,368,539	2,770,357	2,044,145
	23,377,268	26,348,865	25,203,155

Earnings (loss) from operations before the undernoted	1,979,302	(1,902,296)	(8,153,568)

Realized foreign exchange (loss) gain	(119,561)	115,526	53,818
Unrealized foreign exchange gain	304,331	435,467	407,223

Interest income	642	8,759	134,848
Interest expense – capital lease	(75,850)	(120,696)	(109,383)
Interest expense – other	(1,839)	(99,255)	(13,809)

(Loss) on disposal of property and equipment	(40,085)	(56,171)	(35,698)
(Loss) gain on settlement of asset retirement obligation	(4,810)	-	86,120
Goodwill impairment (note 8)	-	-	(1,086,577)

	62,828	283,630	(563,458)

Earnings (loss) before income taxes	2,042,130	(1,618,666)	(8,717,026)

Current income tax (expense) (note 11)	(11,892)	-	-
Future income tax (expense) benefit (note 11)	4,821,756	(151,000)	-

Net earnings (loss)	6,851,994	(1,769,666)	(8,717,026)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(510,342)	(652,661)	(346,964)

Comprehensive gain (loss)	$6,341,652	$(2,422,327)	$(9,063,990)

Earnings (loss) per share (note 12h)
Basic	$0.20	$(0.05)	$(0.26)
Fully diluted	$0.20	$(0.05)	$(0.26)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Deficit
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Balance, beginning of year	$(72,536,814)	$(70,767,148)	$(62,050,122)

Net earnings (loss) for the year	6,851,994	(1,769,666)	(8,717,026)

Balance, end of year	$(65,684,820)	$(72,536,814)	$(70,767,148)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	Share capital
	Number of Common Shares	Amount	Share capital purchased for cancellation	Contributed surplus	Warrants	Deficit	Accumulated other comprehensive loss	Total shareholders equity

Balance September 30, 2007	33,315,536	$65,293,214	-	$10,215,777	$4,961,826	$(62,050,122)	$(809,569)	$17,611,126
Issuance of shares on exercise of options	148,896	321,133	-	(116,116)	-	-	-	205,017
Stock-based compensation recorded in net loss	-		-	1,511,504	-	-	-	1,511,504
Net loss	-	-	-	-	-	(8,717,026)	-	(8,717,026)
Other comprehensive loss	-	-	-	-	-	-	(346,964)	(346,964)

Balance September 30, 2008	33,464,432	$65,614,347	-	$11,611,165	$4,961,826	$(70,767,148)	$(1,156,533)	$10,263,657
Issuance of shares on exercise of options	28,750	111,045	-	(67,920)	-	-	-	43,125
Stock-based compensation recorded in net loss	-	-	-	1,846,293	-	-	-	1,846,293
Compensation expense in connection with acquisition of WorksMedia Limited (note 3)	-	-	-	169,722	-	-	-	169,722
Issuance of shares on acquisition of WorksMedia Limited (note 3)	214,500	292,064	-	-	-	-	-	292,064
Net loss	-	-	-	-	-	(1,769,666)	-	(1,769,666)
Expiry of warrants (note 12 (c))	-	-	-	4,961,826	(4,961,826)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(652,661)	(652,661)

Balance September 30, 2009	33,707,682	$66,017,456	$-	$18,521,086	$-	$(72,536,814)	$(1,809,194)	$10,192,534
Issuance of shares on exercise of options	37,600	70,686	-	(14,811)	-	-	-	55,875
Stock-based compensation recorded in net earnings	-	-	-	399,068	-	-	-	399,068
Compensation expense in connection with acquisition of WorksMedia Limited (note 3)	-	-	-	290,952	-	-	-	290,952
Issuance of shares held in escrow (note 12f)	178,500	290,952	-	(290,952)	-	-	-	-
Cancellation of shares repurchased	(70,000)	(136,970)	-	28,276	-	-	-	(108,694)
Purchase of share capital for cancellation (30,000 shares)	-	-	(41,909)	-	-	-	-	(41,909)
Net earnings	-	-	-	-	-	6,851,994	-	6,851,994
Other comprehensive loss	-	-	-	-	-	-	(510,342)	(510,342)

Balance September 30, 2010	33,853,782	$66,242,124	$(41,909)	$18,933,619	$-	$(65,684,820)	$(2,319,536)	$17,129,478

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	2010	2009	2008

Cash flows from operating activities
Net earnings (loss) for the year	$6,851,994	$(1,769,666)	$(8,717,026)
Items not affecting cash
Amortization	4,918,991	6,013,716	5,259,053
Stock-based compensation expense	690,020	2,016,015	1,511,504
Unrealized foreign exchange (gain) loss	(304,331)	(435,467)	(407,223)
Allowance for doubtful accounts	33,781	9,945	122,659
Loss on disposal of property and equipment	40,085	56,171	35,698
Loss (gain) on settlement of asset retirement obligations	4,810	-	(86,120)
Provision for unrecoverable lease payments	-	185,848	-
Goodwill impairment	-	-	1,086,577
Future income tax expense (benefit) (note 11)	(4,821,756)	151,000	-
Accretion and other items	79,426	29,201	5,186

	7,493,020	6,256,763	(1,189,692)
Net change in non-cash working capital items (note 18)	(2,778,275)	(715,432)	654,098
Payments for unrecoverable lease payments	(180,336)	-	-
Payments made to settle asset retirement obligations	(45,071)	-	(36,311)

	4,489,338	5,541,331	(571,905)
Cash flows from investing activities
Purchase of property and equipment	(1,468,825)	(2,182,637)	(4,762,168)
Proceeds on disposal of property and equipment	-	-	25,652
Payments made to acquire WorksMedia Limited, net of cash acquired	-	(1,157,501)	-

	(1,468,825)	(3,340,138)	(4,736,516)

Cash flows from financing activities
Proceeds on exercise of options	55,875	43,125	205,017
Issuance of common shares (note 3)	-	(7,813)	-
Repurchase of common shares	(150,603)	-	-
(Repayment) advance of loan payable	(937,548)	-	943,450
Repayment of capital lease obligations	(396,186)	(337,375)	(382,517)
Repayment of loan used to finance the acquisition of WorksMedia Limited	(936,343)	-	-
	(2,364,805)	(302,063)	765,950

Effect of changes in foreign exchange rates on cash and cash equivalents	(202,637)	(332,834)	(191,575)

Increase (decrease) in cash and cash equivalents during the year	453,071	1,566,296	(4,734,046)

Cash and cash equivalents - beginning of year	4,237,284	2,670,988	7,405,034

Cash and cash equivalents - end of year	$4,690,355	$4,237,284	$2,670,988

Supplementary cash flow information is included in note 18

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

1.	Nature of operations

On June 4, 2009, the Company changed its name from PhotoChannel Networks Inc. to PNI Digital Media Inc.

PNI Digital Media Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Summary of significant accounting policies

a)  Basis of consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, and include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited. The results of WorksMedia Limited have been included since the date of acquisition, March 11, 2009.

All material intercompany balances and transactions are eliminated upon consolidation.

b)  Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions include the determination of the fair value of assets and liabilities acquired in a business combination, the determination of the recoverable amounts for property and equipment and intangible assets, impairment of goodwill, the determination of future income taxes and the determination and classification of stock-based transactions.  Actual results may differ from those estimates.

c)  Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars.  Foreign currency denominated revenues and expenses are translated using average rates of exchange during the year.  Foreign currency denominated assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the year.  Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

d)  Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.  Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net loss.  As at September 30, 2010 and 2009, the Company had no investments in interest bearing securities with original terms to maturity of greater than three months.

e)  Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided over the estimated useful lives of the assets at the following rates:

Computer equipment	30% declining balance
Software	33-1/3% - 100% straight-line
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  If the total value of the estimated future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss equal to the difference between the asset carrying amount and its fair value is recognized in the period in which the impairment determination is made.

f)  Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized and is subject to an impairment test at the reporting unit level at least annually or more frequently if events or circumstances suggest that there may be an impairment.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess through the statement of earnings (loss).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

g)  Intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value.  Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized on a straight-line basis over their estimated useful lives of three years.  The amortization methods and estimated useful lives of intangible assets are reviewed annually.

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows.  If the carrying amount exceeds the fair value of the intangible asset, an impairment loss is recognized equal to that excess through the statement of earnings (loss).

h)  Asset retirement obligations

The Company recognizes asset retirement obligations with respect to the restoration of leased office premises at the end of the lease term back to their original condition.  The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred.  As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement.  The Company reviews asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect changes in the estimated amount and timing of future cash flows underlying the initial fair value measurement.

i)   Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

The Company accounts for uncertainty related to income taxes through the recognition of the effect of uncertain tax positions where it is more likely than not based on the technical merits that the position would be sustained.  The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon settlement.  The Company recognizes any change in judgment related to the expected resolution of uncertain tax positions in the year such a change occurs.  Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

j)  Share issue costs

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

k)  Revenue

The Company provides online and in-store digital media solutions to retailers.  These solutions are primarily provided through the PNI Digital Media Network services (Network Services).  The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements.  The products sold do not have any general rights of return except under arrangements whereby the Company provides the product to the ultimate customer.

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers.  The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers.  Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products.  The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract.  The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website.  These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media.  The Company pays the retailer a commission for the use of their website and other services provided by the retailer.  The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer.  Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time.  The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)	Persuasive evidence of a sales arrangement exists;
(ii)	Delivery has occurred or services have been rendered;
(iii)	The price is fixed or determinable; and
(iv)	Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

•
Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images.  Revenue from these arrangements that involve multiple elements and are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s).  If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand alone value, such as software products, post contract customer support and maintenance.  In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return.  Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license.  Maintenance fees are recognized on a straight line basis over the term of the maintenance service period.  If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable or in the absence of fair value of the undelivered item, the entire consideration is deferred and recognized when the overall revenue recognition criteria for the revenue contract as a whole is met.  The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach or deferral of the overall consideration.

•
Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period.  The customer relationship period is assessed annually, and has been estimated to be 24 to 36 months.

•	Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

•
Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

•	Professional services are recognized when the services are completed and included in professional fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

l)  Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating and maintaining the company's software used in the PNI Network and software sold to customers.  For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase.  Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits.  Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the technical feasibility of completing the software so it will be available for use or sale; its intention to complete the software and use or sell it; its ability to use or sell the software; how the software will generate probable future economic benefits; the availability of adequate technical, financial and other resources to complete the development and use and sell the software; and its ability to measure reliably the expenditure attributable to the software during development.  If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers.

m)  Stock-based compensation

The Company grants stock options to directors and certain employees of the Company as an element of compensation.  The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant.  The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus.  On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option.  The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares and an expected dividend yield.  The Company estimates the expected term of the options granted by calculating the average term after considering the Company’s historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 12(e).  The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

n)  Leases

Leases entered into are classified as either capital or operating leases.  Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases.  Property acquired under capital leases is recorded as an asset on the balance sheet with a corresponding increase to the capital lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease.  The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

o)  Financial instruments

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•
Cash and cash equivalents are classified as "Held-for-trading” financial assets and are measured at fair value at the end of each period with any change in fair value recognized in the statement of earnings (loss);

•
Accounts receivable are classified as “Loans and receivables” and are recorded at amortized cost using the effective interest rate method. Subsequent measurement of trade receivables is at amortized cost, less an allowance for doubtful accounts;

•	Accounts payable and accrued liabilities are classified as "Other financial liabilities” and are measured at amortized cost using the effective interest rate method;
•	Loan payable, including accrued interest and purchase consideration payable are classified as financial liabilities and are measured at amortized cost using the effective interest rate method;
•	Transaction costs incurred to acquire financial instruments are recorded through the statement of earnings (loss)

p)  Net earnings (loss) per share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period.  The treasury stock method is used for calculation of diluted net earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

At September 30, 2010, nil warrants (2009 – nil; 2008 - 4,857,147) and 2,775,769 options (2009 - 3,286,780; 2008 – 2,883,869) were outstanding.  The options were included in the calculation of diluted earnings per share for the year ending September 30, 2010; whereas the warrants and options were excluded from the calculation of diluted earnings (loss) per share for the years ending September 30, 2009 and September 30, 2008 respectively, as their effects would be anti-dilutive.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

q)  Current year accounting changes

Financial Instruments: Disclosures

Effective October 1, 2009, the Company adopted the amendments included in the CICA Handbook Section 3862 Financial Instruments: Disclosures (“Section 3862”).  The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments.  The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities.  The adoption of this amendment did not result in any additional disclosures required in these financial statements.

r)  Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of these recently issued CICA Handbook Sections on the Company’s consolidated financial statements.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of this EIC on the Company’s consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

3.	Acquisitions

WorksMedia Limited

After close of business on March 10, 2009, the Company completed its acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

The acquisition of WorksMedia provided the Company with additional software technology and key personnel in addition to an established customer base across a wide geographic area.

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment having been paid on closing and issue 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholders’ of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place. However, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of earnings (loss) over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter. During the year ended September 30, 2010, $290,952 (2009: $169,722) was recorded as compensation expense.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration the Escrow Agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the grant of $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

If the Company fails to make a Cash Payment, the vendors will have the right to the return of the WorksMedia business, and will retain all Cash Payments made and PNI Digital Media shares issued to the vendors in connection with the acquisition.  The Cash Payments are secured by a debenture over all of the assets of WorksMedia in favour of the vendors.  As additional security for the balance of the cash portion of the consideration, all of the shares of WorksMedia have been placed in escrow with the vendors’ solicitor pursuant to a business escrow agreement among the Company, the vendors and the vendor’s solicitor (the “Business Escrow Agreement”).  The shares of WorksMedia will remain in escrow with the vendor’s Solicitor until all of the Cash Payments have been made, at which point the WorksMedia shares will be released from escrow to the Company.  The vendors will be entitled to retain all Cash Payments made and shares issued to them before the WorksMedia shares are released to them under the Business Escrow Agreement.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets.  Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition. No common shares were issued upon the passing of the first anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

Transaction costs of $221,443 were directly incurred with respect to the acquisition and have been included as part of the purchase price.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$2,010,090
Purchase consideration – shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets – Customer contracts		1,734,000
Intangible assets – acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		$2,531,410

Subsequent to the acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology (notes 7 and 8).

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

4.	Restructuring

In February 2009, following the announcement of it’s acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton.  In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made.  All remaining UK based employees were offered positions in the Company’s Southampton office and operations were relocated from the Guildford office to that location.

A number of costs were incurred relating to the restructuring as follows.

The redundancy, unrecoverable lease costs and other associated costs were recorded as operating costs in the Consolidated Statement of Earnings (loss) during the year ended September 30, 2009 as follows:

2009

Network delivery	$12,979
Software development	39,951
General and administration	205,276

$258,206

A reconciliation of the opening and closing liability balances relating to the above costs during the year ended September 30, 2010 and September 30, 2009 is as follows:

2010

Opening liability - October 1, 2009	$176,056
Accretion expense included in general and administration expenses	1,352
Settlement of liability	(180,336)
Loss on settlement of lease obligation included in general and administration expenses	8,200
Impact of foreign currency translation	(5,272)

Closing liability – September 30, 2010	$-

2009

Opening liability - October 1, 2008	$-
Charged to expenses re. unrecoverable lease costs	185,848
Impact of foreign currency translation	(9,792)

Closing liability – September 30, 2009	$176,056

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

During March 2010, the Company entered into a deed of surrender (the “deed) with the landlord of its Guildford property.  Under the terms of this deed the Company made a one-off payment of £57,477 ($96,418) and in return was released from all obligations under the lease that had previously been entered into.

The final settlement of the liability relating to the office move resulted in $8,200 of costs in excess of the original liability being incurred.  These costs were recorded in general and administration expenses during the year.

5.	Accounts receivable

	As at September 30, 2010	As at September 30, 2009

Trade accounts receivable	$5,425,805	$4,954,122
Allowance for doubtful accounts	(176,531)	(154,945)
	5,249,274	4,799,177

Commodity taxes recoverable	53,591	15,832
Other	-	40,105
Total	$5,302,865	$4,855,114

Reconciliation of changes in allowance for doubtful accounts:

	2010	2009

Balance, beginning of year	$154,945	$145,000
Increase in allowance for doubtful accounts	33,781	9,945
Write-off of bad debts	(9,945)	-
Impact of foreign currency translation	(2,250)	-
Balance, end of year	$176,531	$154,945

6.	Property and equipment

2010	Cost	Accumulated amortization	Net book value

Computer equipment	$14,844,050	$(9,763,684)	$5,080,366
Software	949,844	(949,844)	-
Furniture and office equipment	416,077	(279,531)	136,546
Leasehold improvements	144,986	(131,069)	13,917
	$16,354,957	$(11,124,128)	$5,230,829

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

2009	Cost	Accumulated amortization	Net book value

Computer equipment	$13,838,160	$(7,783,378)	$6,054,782
Software	814,744	(810,915)	3,829
Furniture and office equipment	364,520	(248,211)	116,309
Leasehold improvements	129,988	(129,988)	-
	$15,147,412	$(8,972,492)	$6,174,920

Included within Computer equipment are assets with a net book value of $195,864 (2009 - $624,230) which were acquired using a capital lease.

For the year ended September 30, 2010, amortization of property and equipment was $2,368,539 (2009- $2,770,357; 2008 - $2,044,145), of which $403,945 (2009 - $416,156; 2008 – $212,706) related to assets held under capital leases.

7.	Intangible assets

2010	Acquired software	Customer relationships	Total

Balance, September 30, 2009	$1,219,809	$2,672,402	$3,892,211
Recognition of future income tax asset to offset current year income taxes payable	(89,266)	-	(89,266)
Amortization	(702,152)	(1,848,300)	(2,550,452)
Impact of foreign currency translation	(64,143)	(72,556)	(136,699)
Balance, September 30, 2010	$364,248	$751,546	$1,115,794

An adjustment was made to the carrying value of intangible assets totalling $89,266, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising upon the current year income tax expense of Pixology.

2009	Acquired software	Customer relationships	Total

Balance, September 30, 2008	$2,107,825	$3,056,667	$5,164,492
Acquisition of WorksMedia Ltd (note 3)	841,000	1,734,000	2,575,000
Adjustment upon acquisition of WorksMedia	(301,390)	-	(301,390)
Recognition of future income tax asset to offset current year income taxes payable	(151,000)	-	(151,000)
Amortization	(1,149,541)	(2,093,818)	(3,243,359)
Impact of foreign currency translation	(127,085)	(24,447)	(151,532)
Balance, September 30, 2009	$1,219,809	$2,672,402	$3,892,211

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Two adjustments were made to the carrying value of intangible assets totalling $452,390 during the year ended September 30, 2009, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising from the acquisition of WorksMedia (note 3) and the current year income tax expense of Pixology.

The acquired software and the customer relationship are being amortized on a straight-line basis over a three year period.

Expected amortization in future years is as follows:

Amount

2011	$787,613
2012	328,181

$1,115,794

8.	Goodwill

2010	Amount

Balance, September 30, 2009	$1,664,759
Recognition of future income tax asset to offset current year income taxes payable	(274,462)
Recognition of future income tax asset	(674,690)
Impact of foreign currency translation	(56,703)
Balance, September 30, 2010	$658,904

During the year, two adjustments were made to the carrying value of goodwill totalling $949,152.  The first adjustment of $274,462 represents the application of Pixology loss carry-forwards to eliminate the current year income taxes payable of Pixology.   The second adjustment of $674,690 represents the application of the future tax asset arising from the amount of Pixology loss carry-forwards the Company considers more likely than not to be utilized.

2009	Amount

Balance, September 30, 2008	$1,498,539
Acquisition of WorksMedia Ltd. (note 3)	638,225
Adjustment to previously purchased goodwill upon acquisition of WorksMedia	(432,574)
Impact of foreign currency translation	(39,431)
Balance, September 30, 2009	$1,664,759

Upon acquisition of WorksMedia, the goodwill was allocated to the group’s reporting units on a relative fair value basis.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

An adjustment of $432,574 was made to the carrying value of goodwill, representing the application of Pixology loss carry-forwards to eliminate the future income tax liability arising from the acquisition of WorksMedia (note 3).

During the year ended September 30, 2008 a review of the carrying value of goodwill was completed and it was determined that the amount allocated to the Company’s subsidiary, Pixology was impaired and that $1,086,577 should be written off.  This impairment arose as a result of planned development synergies not materializing to the extent assumed at the time of the acquisition; cost reductions implemented subsequent to acquisition resulting in the operations reaching a break-even position, but being insufficient to result in the Company being able to sustain profitable operations on a recurring basis; and the loss, subsequent to acquisition of a number of customers.

9.	Accounts payable and accrued liabilities

	As at September 30, 2010	As at September 30, 2009

Trade payables	$1,012,246	$1,691,363
Amounts due to customers	3,190,355	4,878,169
Trade accruals	314,022	318,860
Accrued payroll and other taxes	417,240	476,269
Due to employees and consultants	538,015	421,151
Total	$5,471,878	$7,785,812

10.	Asset retirement obligation

The following table summarizes the changes in the balance of asset retirement obligation during the year ended September 30, 2010:

Balance, September 30, 2009	$41,503
Payments made for remediation work	(45,071)
Loss on settlement of asset retirement obligation	4,810
Impact of foreign currency translation	(1,242)
Balance, September 30, 2010	$-

During the year ended September 30, 2008, the Company entered into a lease agreement for new premises.  The lease agreement entered into, which had a term of five years, required the Company to restore the leased premises to their original condition at the end of the lease term.  At September 30, 2009, the Company had vacated these premises. During March 2010, the Company completed all required work under the terms of its lease prior to entering into a deed of surrender with the landlord of the property.   Total remediation costs of $45,071 were incurred during the year ended September 30, 2010.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

11.	Income taxes

a)  Income tax expense (recovery)

The Company is subject to income taxes in Canada and the United Kingdom.  The income tax expense (recovery) differs from the amount obtained by applying the applicable statutory income tax rate to loss before income taxes as follows:

	2010	2009	2008
Canadian statutory income tax rate	28.88%	30.25%	31.91%

Income tax expense (recovery) based on statutory income tax rate	$589,767	$(489,646)	$(2,781,603)
Difference in foreign tax rates	(1,223)	27,097	92,173
Expiration of tax losses	-	-	1,420,273
Non-deductible expenses	291,268	592,330	571,630
Impact of change in tax rates on future tax assets	(17,035)	524,885	205,157
Adjustments in respect of prior year returns	(652,728)	577,399	540,184
Capital gain on expiration of unexercised stock purchase warrants	-	750,476	-
Allocation of acquisition future tax liability to future tax expense	-	151,000	-
Allocation of acquisition future tax liability to intangibles	-	(126,669)	-
Allocation of future tax asset to intangibles	89,266	-	-
Allocation of future tax asset to goodwill	274,462	-	-
Other	6,856	(2,188)	-
Change in valuation allowance	(5,390,497)	(1,853,684)	(47,814)
Income tax expense (recovery)	$(4,809,864)	$151,000	$-

The Company’s earnings (loss) before tax includes $1,903,781 (2009 – $(414,362); 2008 - $(8,136,394)) from domestic operations and $138,349 (2009 – $(1,204,304); 2008 – $(580,632)) from foreign operations.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

b)  Future income tax assets and liabilities

The tax effect of temporary differences that give rise to significant portions of future income tax assets (liabilities) is as follows:

Future income tax assets
	2010	2009	2008

Net operating loss carry-forwards	$6,944,472	$8,344,444	$11,881,567
Property and equipment	2,725,577	2,174,502	1,799,245
Share issue costs	107,611	243,506	412,936
Other	71,190	344,369	437,968
	9,848,850	11,106,821	14,531,716
Future income tax liabilities

Intangible assets	(335,819)	(1,090,165)	(1,437,026)
Related party interest accrued	(105,216)	(106,964)	(94,079)
Net future tax asset	9,407,815	9,909,692	13,000,611
Valuation allowance	(3,546,311)	(9,909,692)	(13,000,611)
Future income tax assets, net	$5,861,504	$-	$-

As at September 30, 2010, the Company had $8,812,504 (2009 - $11,183,000) of net operating loss carry-forwards in Canada available to reduce taxable income in future years.  These income tax losses expire as follows:

2015	$826,605
2026	2,072,638
2027	3,121,223
2028	2,792,038

$8,812,504

The Company has $17,235,764 (£10,591,633) of future losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable trading income in future periods.

12.	Share capital

a)   Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at September 30, 2010, the Company had 34,210,782 common shares issued (2009 – 34,243,182) and 33,853,782 outstanding (2009 – 33,707,682).  There are no preferred shares issued or outstanding at September 30, 2010, 2009 or 2008.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

b)  Private placements

Year ended September 30, 2007

During the year ended September 30, 2007, the Company issued 4,430,588 units pursuant to a brokered private placement for net proceeds of $16,025,308 and issued 426,559 warrants to agents in consideration for services received.  Each unit consisted of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of US$4.00 per share before expiry on March 30, 2009.  The net proceeds of $16,025,308 were allocated $11,063,482 to common shares issued and $4,961,826 to the common share purchase warrants (note 12 (c)) on a relative fair value basis.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $nil; expected volatility of 72%; risk-free interest rate of 3.95%; and expected life of two years.  Effective March 30, 2009 all of these warrants expired, unexercised.

c)  Warrants

The following table summarizes activity related to the Company’s issued share purchase warrants during the years ended September 30, 2010, 2009 and 2008:

	Number of warrants	Average exercise price
Balance, September 30, 2007	4,857,147	$4.00

Balance, September 30, 2008	4,857,147	$4.00

Warrants expired, unexercised	(4,857,147)	4.00
Balance, September 30, 2009 and 2010	-	$-

d)  Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”).  The Plan authorizes a maximum of 10% (3,385,378) of the Company’s issued and outstanding common shares to be reserved for issuance.  The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month with the first eighteenth vesting on the date of grant.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The following table summarizes activity under the Company’s stock option plan for the years ended September 30, 2010, 2009 and 2008:

	Number of options	Average exercise price
Balance, September 30, 2007 (1,273,609 options exercisable)	1,602,265	$1.81
Granted	1,465,300	3.35
Exercised	(148,896)	1.38
Forfeited	(34,800)	3.11
Balance, September 30, 2008 (1,967,882 options exercisable)	2,883,869	$2.60
Granted	690,000	1.62
Exercised	(28,750)	1.50
Forfeited	(258,339)	2.66
Balance, September 30, 2009 (2,815,484 options exercisable)	3,286,780	$2.37
Granted	-	-
Exercised	(37,600)	1.49
Expired	(274,500)	1.50
Forfeited	(198,911)	2.27
Balance, September 30, 2010	2,775,769	$2.48

The following table summarizes information about stock options outstanding and exercisable at September 30, 2010:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.25	306,776	0.43	$1.25	306,776	$1.25
$1.48	415,000	3.36	$1.48	415,000	$1.48
$1.50	25,000	3.85	$1.50	19,432	$1.50
$2.00	200,000	3.44	$2.00	200,000	$2.00
$2.32	671,993	1.20	$2.32	671,993	$2.32
$3.35	1,153,000	2.45	$3.35	1,153,000	$3.35
$3.65	4,000	2.54	$3.65	4,000	$3.65
$1.25 - $3.65	2,775,769	2.14	$2.48	2,770,201	$2.14

The total intrinsic value of options exercised during the year ended September 30, 2010 was $8,267   (2009 - $20,987; 2008 - $356,392).  The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
As at September 30, 2008
Options outstanding	2,883,869	$2.60	3.49	$458,160
Options vested and expected to vest	2,883,869	$2.60	3.49	$458,160
Options exercisable	1,967,882	$2.25	3.04	$458,160
As at September 30, 2009
Options outstanding	3,286,780	$2.37	2.97	$488,521
Options vested and expected to vest	3,286,780	$2.37	2.97	$488,521
Options exercisable	2,815,484	$2.48	2.72	$488,521
As at September 30, 2010
Options outstanding	2,775,769	$2.48	2.14	$167,139
Options vested and expected to vest	2,775,769	$2.48	2.14	$167,139
Options exercisable	2,770,201	$2.48	2.14	$167,139

e)  Stock-based compensation

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for the years ended September 30, 2010, 2009 and 2008:

	2010	2009	2008
Expected volatility	-	74%	77%
Risk-free interest rate	-	1.91%	3.35%
Expected life (years)	-	4.0	4.0
Expected dividend yield	-	0%	0%

Weighted average grant-date fair value ($ per share)	$-	$0.83	$1.98

The total fair value of stock options granted during the year ended September 30, 2010 was $nil   (2009 - $602,763; 2008 - $2,896,237).

During the year ended September 30, 2010, the Company recognized compensation expense of $399,068 (2009 - $1,846,293; 2008 - $1,511,504) for stock options issued to employees.  The total income tax benefit recognized in the statement of earnings (loss) for stock-based compensation is $Nil for all periods presented.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

f) Shares held in escrow

In connection with the acquisition of WorksMedia Limited (note 3), 750,000 common shares of the Company were issued.  214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principal Vendors over a three year period.

On March 10, 2010, the Company released 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors.  As at September 30, 2010, 357,000 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

g) Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011.  During the year ended September 30, 2010, the Company purchased 100,000 shares under the Bid for a total purchase price of $150,603.  As at September 30, 2010, 70,000 of these shares have been cancelled.

On cancellation of these 70,000 shares, $28,276, being the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

h)   Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2010	September 30, 2009	September 30, 2008

Net earnings (loss) for the year (numerator)	$6,851,994	$(1,769,666)	$(8,717,026)

Weighted average number of shares outstanding (denominator)

Basic	33,804,338	33,610,843	33,383,866

Effect of dilutive securities:

Stock options	104,014	-	-

Total	33,908,352	33,610,843	33,383,866

13.	Revenue

Description	2010	2009	2008

Transaction fees	$19,332,006	$18,153,082	$11,635,172
Software licences and installation fees	3,074,895	3,927,506	3,933,413
Membership fees	1,678,875	1,353,688	802,105
Archive fees	1,116,735	634,175	210,901
Professional fees	154,059	378,118	467,996
Total	$25,356,570	$24,446,569	$17,049,587

Product revenue is presented in note 23(a).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

14.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

Description	2010	2009	2008

Canada	$5,066,465	$4,335,350	$4,161,178
United States	14,727,823	13,051,874	4,384,105
United Kingdom	5,202,034	6,632,330	8,441,973
Other	360,248	427,015	62,331

Total	$25,356,570	$24,446,569	$17,049,587

Revenue is attributable to the geographic location of the Company’s customer.  As at September 30, 2010 and September 30, 2009, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
September 30, 2010
Property and equipment	$5,216,602	$14,227	$5,230,829
Goodwill and intangible assets	$77,382	$1,697,316	$1,774,698

September 30, 2009
Property and equipment	$6,104,463	$70,457	$6,174,920
Goodwill and intangible assets	$2,336,533	$3,220,437	$5,556,970

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Major customer groups representing 10% or more of the Company’s sales for the year are as follows:

Description	2010	2009	2008

Customer A	$6,350,030	$5,855,497	$4,982,339
Customer B	$3,322,722	$2,737,662	$1,806,567
Customer C	$2,489,571	$2,894,856	$3,621,110
Customer D	$9,863,654	$9,134,532	$2,550,398

15.	Capital lease obligations

During the year ended September 30, 2008, the Company entered into a capital lease to acquire certain items of computer equipment.  The amount outstanding under this capital lease at the year end is as follows:

	2010	2009

Computer equipment under capital lease, bearing interest at 20.51% per annum	$107,964	$528,572

Minimum payments

Future minimum lease payments at September 30, 2010 are as follows:

	2010	2009

2010	-	490,072
2011	113,500	122,518
	113,500	612,590

Less: Amounts representing interest	(5,536)	(84,018)
Present value of lease obligation	107,964	528,572

Less: Current portion	(107,964)	(490,072)

Long-term portion of lease obligation	$-	$38,500

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

16.	Loan payable

At September 30, 2009, the Company had a short-term credit facility of £1,000,000 ($1,729,300) from a Director of the Company. During the year-ended September 30, 2008, the Company had drawn down £500,000 against this facility.  At September 30, 2009 this amount was outstanding in full. The loan, which is denominated in Sterling bears interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010. The effective interest rate of the loan was 5.4% for the year ended September 30, 2009.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totalling $937,548.  During the year ended September 30, 2010, interest expense of $940 (2009 - $46,076) was recorded relating to this loan.

17.	Commitments

The Company has entered into agreements to lease premises and services for periods to 2014.  The annual rent for premises includes minimum rent plus realty taxes and operating expenses.  Minimum payments for each of the remaining five years are as follows:

	Property leases	Other service agreements	Total
2011	263,382	1,188,125	1,451,507
2012	263,382	1,047,552	1,310,934
2013	263,382	147,367	410,749
2014	219,485	-	219,485
2015	-	-	-
	$1,009,631	$2,383,044	$3,392,675

During the year ended September 30, 2010, the Company incurred operating lease expenses of $1,743,887 (2009 - $2,125,576).

At September 30, 2010, the Company was committed to purchasing items of equipment with a cost of $34,802.

During the quarter ended March 31, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in these financial statements as a result of this matter.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

18.	Supplementary cash flow information

Net change in non-cash working capital items

	2010	2009	2008

Accounts receivable	$(610,216)	$(561,518)	$(218,707)
Prepaid expenses and other current assets	(237,222)	116,265	71,768
Accounts payable and accrued liabilities	(2,037,906)	163,927	221,924
Changes in deferred expenses	-	52,883	36,922
Changes in deferred revenue	107,069	(486,989)	542,191

	$(2,778,275)	$(715,432)	$654,098

Supplementary information

	2010	2009	2008

Interest paid	$77,689	$152,697	$103,989
Interest received	$642	$7,241	$134,848
Taxes paid	$-	$-	$-

Non-cash activities consist of:

Increase in accounts payable related to acquisition of equipment	$23,883	$-	$123,798

Equipment purchased through capital leases	$-	$-	$1,248,464

Expiry of unexercised warrants	$-	$4,961,826	$-
Non-cash portion of common shares issued on exercise of options	$14,811	$67,920	$116,116

19.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities, purchase consideration payable, and loan payable approximates the fair value due to the immediate or short-term maturity of these financial instruments. The carrying value of receivables approximates the fair value due to their short-term nature and historical collectability.  These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates and the creditworthiness of the counterparties.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The following table discloses the maturities of the Company’s financial liabilities as at September 30, 2010:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Accounts payable and accrued liabilities	5,471,878	5,471,878	-	-
Capital leases	113,500	113,500	-	-
Short-term debt obligations	-	-	-	-

	5,585,378	5,585,378	-	-

As the Company has generated positive cash flow from operations for the current year, its working capital has improved by $6,378,634 from a deficit position to a surplus of $5,248,893.  The Company’s current liabilities have decreased from $10,534,826 to $6,312,004 and the Company's cash position has increased from $4,237,284 to $4,690,355 during the year ended September 30, 2010.  The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $5,248,893 at September 30, 2010 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets.  The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the amount of its working capital deficit could periodically increase depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

In prior years the Company purchased a number of items of property and equipment using a finance lease.  At September 30, 2010, the Company has an outstanding obligation under this lease of $107,964, all of which is payable within twelve months.  The Company is making these payments out of cash flows generated from operations.

As the Company has not obtained any further financing during the past 12 months, its activities are being funded out of its operating cash flow.  As the Company has generated positive cash flow from operations of $4,489,338 during the year it has been able to reduce its working capital deficit into a surplus, however if this trend is not continued, there is a risk that the Company would not be able to meet all of its contractual commitments when due.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $181,365 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,508,990 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2010, three customers each account for 10% or more of total trade accounts receivable (2009 – four customers).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Financial assets past due

At September 30, 2010, the Company has a provision of $176,531 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2010

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,520,349	136,997	982,557	609,371	5,249,274

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2010, 65% has been subsequently collected as at December 8, 2010.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At September 30, 2010, the Company had a provision for doubtful accounts of $176,531 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,750,575, accounts receivable of $1,989,819 and accounts payable of $3,367,819 which were denominated in UK £.  In addition, at September 30, 2010, the Company had cash and cash equivalents of $1,867,911, accounts receivable of $2,167,447 and accounts payable of $428,653 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the year ended September 30, 2010 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $

Change of +/- 10% in US$ foreign exchange rate	+/- 360,670
Change of +/- 10% in UK£ foreign exchange rate	+/- 577,944

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

20.	Capital management

The Company considers its share capital, share capital purchased for cancellation, contributed surplus and capital lease obligations, as capital, which at September 30, 2010 totalled $85,241,798.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers.  In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information.  The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company in previously periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company is not subject to any externally imposed capital requirements.

21.	Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 was $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. During the year ended September 30, 2010, the Company received full payment of the principal and accrued interest owing from the loan in the amount of $19,792. Interest income of $472 (2009 - $1,306) was earned on these loan balances during the year ended September 30, 2010.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

During the year ended September 30, 2010, the Company incurred legal fees of $83,203 (2009 - $130,287) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2010 included $4,968 (2009 - $23,217) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608 (2009: $122,059). At September 30, 2010, no amounts were due to directors in relation to consulting services performed (2009: $38,288).

During the year ended September 30, 2010, the Company incurred consulting fees of $18,432 (2009: $nil) for services provided by a company of which a Director and Officer of the Company controls.  Accounts payable and accrued liabilities at September 30, 2010 included $4,993 (2009: $nil) related to these services.

During the year ended September 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $41,740 (2009: $52,398) and website services of $6,920 with a company of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at September 30, 2010 included $7,128 (2009: $18,262) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the year ended September 30, 2010, the Company was recharged its proportional share of office running costs totalling $192,395 (2009: $128,819) by this related party.  In addition, during the year ended September 30, 2010, the Company used the software development services of this company, incurring costs of $95,398 (2009: $20,660) and carried out professional development work totalling $nil (2009: $18,255) on behalf of this company.  At September 30, 2010, accounts payable included $25,118 (2009: $119,076) and accounts receivable $nil (2009: $19,887) due to and from this company respectively.

During the year ended September 30, 2010, the Company utilized the services of an Officers’ family member on a contract basis, incurring fees of $28,326 (2009: $22,404).  At September 30, 2010, $nil (2009: $3,656) was included in accounts payable related to these fees.

22.	Pension plan

The Company has a defined contribution pension plan with respect to certain employees in the United Kingdom where the Company’s obligation is limited to making regular contributions on behalf of the eligible employees.  During the year ended September 30, 2010, the Company made contributions of $31,739 (2009 - $56,529) into this plan.

23.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

a)   Statements of earnings (loss) and comprehensive earnings (loss)

Net earnings (loss) from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	2010	2009	2008

Revenue
Service revenue	$22,709,059	$21,479,828	$11,994,709
Product revenue	2,647,511	2,966,741	5,054,878
	25,356,570	24,446,569	17,049,587

Expenses
Network delivery – service revenue	3,988,806	5,055,365	3,647,579
Network delivery – product revenue	1,388,114	1,617,218	3,761,946
Software development	8,162,595	7,566,227	6,914,291
General and administration	4,021,971	4,893,640	4,480,258
Sales and marketing	896,791	1,202,699	1,140,028
Amortization of intangible assets	2,550,452	3,243,359	3,214,908
Amortization of property and equipment	2,368,539	2,770,357	2,044,145
Impairment of property and equipment (f)	40,085	55,077	-
Goodwill impairment (f)	-	-	1,086,577
	23,417,353	26,403,942	26,289,732

Earnings (loss) from operations	$1,939,217	$(1,957,373)	$(9,240,145)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net earnings (loss) for the year is as follows:

	2010	2009	2008

Net earnings (loss) for the year under Canadian GAAP	$6,851,994	$(1,769,666)	$(8,717,026)
Change in fair value of embedded foreign currency derivatives relating to warrants (e)	-	22,531	4,671,206
Deferred tax benefit (i)	841,541	-	-
Net earnings (loss) for the year under US GAAP	7,693,535	(1,747,135)	(4,045,820)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of foreign subsidiaries with different functional currencies	(510,342)	(652,661)	(346,964)
Comprehensive gain (loss) under US GAAP	$7,183,193	$(2,399,796)	$(4,392,784)
Basic earnings (loss) per share under US GAAP	$0.23	$(0.05)	$(0.12)
Fully diluted earnings (loss) per share under US GAAP	$0.23	$(0.05)	$(0.12)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

b)	Balance sheets

	2010		2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Assets

Current assets	$11,560,897	$11,560,897	$9,405,085	$9,405,085
Intangible assets	1,115,794	1,115,794	3,892,211	3,892,211
Goodwill (note h, i)	658,904	8,119,119	1,664,759	8,175,822
Deferred tax asset (i)	4,953,934	4,953,934	-	-
Other long-term assets	5,230,829	5,230,829	6,174,920	6,174,920

Total assets	$23,520,358	$30,980,573	$21,136,975	$27,648,038

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$6,312,004	$6,312,004	$10,534,826	$10,534,826
Warrants liability (note e)	-	-	-	-
Long-term liabilities	78,876	78,876	409,615	409,615

Shareholder’s Equity

Share capital	66,200,215	66,199,666	66,017,456	65,909,296
Contributed surplus (note e)	18,933,619	16,329,794	18,521,086	15,917,261
Deficit (note e, h, i)	(65,684,820)	(55,620,231)	(72,536,814)	(63,313,766)
Accumulated other comprehensive loss	(2,319,536)	(2,319,536)	(1,809,194)	(1,809,194)

	$23,520,358	$30,980,573	$21,136,975	$27,648,038

(c)   Subsequent events

The Company has analyzed its operations subsequent to September 30, 2010 and has determined that it does not have any material subsequent events to disclose in these financial statements.

(d)   Stock-based compensation

Effective October 1, 2004, the Company adopted ASC 718, Compensation – Stock Compensation (formerly Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006.) The adoption of this guidance, effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended June 30, 2008 and 2007.

At September 30, 2010, the total compensation cost related to non-vested awards not yet recognized was $4,473 (2009 - $415,027) which will be recognized over the remaining vesting period of 2 months. No amount has been included for forfeitures as the amount is immaterial.

(e)   Warrants Liability

Under US GAAP, the Securities Exchange Commission (“SEC”) determined that it is not possible to treat as equity, warrants whose exercise price currency denomination is different from the functional currency of the entity. The SEC generally views such instruments as derivative liabilities. Therefore, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, and allocated the fair value of warrants issued whose exercise price currency denomination is different than the Company’s functional currency as a liability, to be carried at fair value, with changes in fair value to be recorded in operations. The change in fair value of these warrants for the year ended September 30, 2010 was $nil (2009 - $22,531) and was recognised through the statement of earnings (loss).  Effective March 30, 2009, all warrants outstanding with an exercise price currency denomination different to the Company’s functional currency expired, unexercised.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

(f)   Classification of impairment charges

Losses recognized with respect to impairments of long-lived assets have been classified as having arisen from non-operating results for Canadian reporting purposes.  Under US GAAP, these items are included in the determination of the Company’s loss from operations.

(g)   Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(h)   Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, “Business Combinations”), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies ASC 350, Intangibles – Goodwill and Other, in determining if there is any impairment in value. As at September 30, 2010, no impairment in value has been recorded to date.

(i)   Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, subsequently codified as ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of ASC 740 beginning October 1, 2007.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

The Company files income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At September 30, 2010, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

During the year ended September 30, 2010, the Company recorded a deferred tax asset relating to the utilization of Pixology loss carryforwards to offset the current year income taxes payable in the amount of $363,728.  The Company also determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not.

Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense.

Accordingly, an amount of $949,152 and $89,266 was credited against Pixology goodwill and intangibles respectively.

US GAAP requires reversals of a valuation allowance related to acquired losses and deductible temporary differences to be recognized as a deferred tax benefit in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carryforwards and other deductible temporary differences arising in Canada.  As a result the Company reversed the valuation allowance relating to these items and recorded a future tax benefit.  A portion of the valuation allowance of $107,611 related to share issue costs that are deductible for tax purposes.  In accordance with Canadian GAAP, this was recorded as a future tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss).  US GAAP, however, requires the benefit associated with the reversal of a valuation allowance relating to equity items be recorded as an increase to share capital.  Accordingly, for US GAAP an amount of $107,611 was recorded as an increase to share capital.

(j)   Recent U.S. announcements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”.  ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, “Receivables (Topic 310)”.  ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010.  The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity’s portfolio of financing receivables.  The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”.  ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026:  Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies.  The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
September 30, 2010, 2009 and 2008
(expressed in Canadian dollars)

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, “Accounting for Various Topics”.  ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics.  The amendments have had no impact on the financial statements of the Company.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

PNI Digital Media Inc.

(TSX-V: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Year Ended September 30, 2010

December 14, 2010

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion should be read in conjunction with our consolidated financial statements and accompanying notes for the year ended September 30, 2010. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at December 14, 2010 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights and Subsequent Events

Financial and Operational Highlights

•	Generated GAAP profit before income taxes of $2.0 million compared to GAAP loss before income taxes of $1.6 million in fiscal 2009

•
Generated a GAAP profit after taxes of $6.9 million after the establishment of a future income tax asset for the first time, reflecting the expected benefit to be realized by the Company through the utilization of prior year trading losses

•
Revenues of $25.4 million compared to $24.4 million in fiscal 2009, despite a significant weakening in the US dollar and British pound relative to the Canadian dollar year-on-year, which impacted recorded revenue negatively by approximately $2.6 million

•	Transactional revenue of $19.3 million, an increase of 6% year-on-year

•	Transaction fees representing 76% of total revenue vs. 74% during fiscal 2009

•	Non-GAAP adjusted EBITDA[1] of $7.4 million, compared to a non-GAAP adjusted EBITDA of $6.2 million during fiscal 2009

•	Handled a record number of orders during the year with a total of 17.1 million orders in fiscal 2010, compared to 14.6 million in fiscal 2009

Business Community Recognition

•	Recipient of a number of prestigious awards during the year:

o	13th overall, in the annual PROFIT 100 ranking in Canada

o	20th fastest growing technology company in Canada in the Deloitte Technology Fast 50

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

o	103rd fastest growing technology company in North America in the Deloitte Technology Fast 500

o	11th in the annual Business in Vancouver ranking of the fastest growing companies in British Columbia, Canada

o	Winner of the British Columbia Export Award in the category of New Media and Entertainment

1 – Adjusted EBITDA is a non-GAAP financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain).  A full reconciliation of the Company’s results between these non-GAAP figures and the results in accordance with GAAP is included on page 18 of this MD&A.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, SAM’s Club, Blacks, CVS Pharmacy, Tesco, ASDA, Wal-Mart Canada, Kodak and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet or from an in-store kiosk, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”).  The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues.  PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners.  By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, Storefront.com Online Inc. and Photobox.   Of these competitors, Snapfish is the only one which currently partners with large North American retailers of a size that is comparable to those serviced by the Company.

The competition for in-store kiosk software is provided by companies such as HP, Lucidiom, Storefront.com Online Inc., Kodak and Fujifilm.  This is a growing area of focus for the Company, evidenced by the two acquisitions completed since 2007, the first being Pixology PLC and the second of WorksMedia Limited.  Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

The Company has invested in, and is building a future towards, enabling e-commerce for all types of digital content for  the retailers’ ‘Media Center’.  The PNI Digital Media Platform can enable this type of harmonized e-commerce activity, by enabling the routing of content to the manufacturing location(s) equipped to produce the end product.

Growth Strategy:

Our strategy for growth is to:

•	Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;
•	Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific;
•	Innovate to deliver new product lines to our customers, such as our innovative new product lines for small business printing and social stationery; and
•	Provide a workplace conducive to attracting and retaining talented people.

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter.  The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories.  Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.  Since the latter half of 2008 the global economy has suffered a significant downturn; unemployment rates have risen, consumer confidence has decreased and the availability of disposable income has declined.   To date, we do not believe the impact of these economic conditions has been significant to our business as underlying sales from existing customers (defined as those that have been with us for more than twelve months) have shown significant growth throughout this period.  We believe this is due to the nature of the products being sold and the ability for consumers to replace more expensive gifts they may have once purchased with a lower cost, more personalized item from one of our retail partners.  This trend may not continue in future periods and we continue to monitor closely activity levels with our retail partners so that we are able to react accordingly should circumstances change.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Selected Annual Information

The following selected financial information has been prepared in accordance with generally accepted accounting principles in Canada and is presented in Canadian dollars.

	Year ended September 30
	2010	2009	2008
Revenue	$25,356,570	$24,446,569	$17,049,587
Profit (loss) from operations	$1,979,302	$(1,902,296)	$(8,153,568)
Profit (loss) before income taxes	$2,042,130	$(1,618,666)	$(8,717,026)
Net profit (loss) for the year	$6,851,994	$(1,769,666)	$(8,717,026)
Basic net profit (loss) per common share	$0.20	$(0.05)	$(0.26)
Fully diluted net profit (loss) per common share	$0.20	$(0.05)	$(0.26)
Total assets	$23,520,358	$21,136,975	$20,623,453
Net assets	$17,129,478	$10,192,534	$10,263,657
Capital Stock	$66,200,215	$66,017,456	$65,614,347
Weighted average number of Common Shares - basic	33,804,338	33,610,843	33,383,866
Weighted average number of Common Shares - diluted	33,908,352	33,610,843	33,383,866
Long term obligations and redeemable preferred stock	-	176,056	Nil
Cash dividends declared per common share	Nil	Nil	Nil

The Company completed its acquisition of WorksMedia Limited in the United Kingdom in March 2009.  As a result of this acquisition closing part way through that fiscal year, the financial results for the year ended September 30, 2009 include results from the WorksMedia operations for only six months.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Revenue by geographic region

During the years ended September 30, 2010 and 2009, the percentage of the Company’s revenue earned by geographic segment was as follows:

	2010	2009

United States	58%	53%
Canada	20%	18%
Total North America	78%	71%

United Kingdom	21%	27%
Other	1%	2%

Total	100%	100%

Results from operations: 12 Months Ended September 30, 2010

Revenue

Description	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009	Change	% Change

Transaction fees	$19,332,006	$18,153,082	$1,178,924	6%
Software licences and Installation fees	3,074,895	3,927,506	(852,611)	(22)%
Membership fees	1,678,875	1,353,688	325,187	24%
Professional fees	154,059	378,118	(224,059)	(59)%
Archive fees	1,116,735	634,175	482,560	76%

Total	$25,356,570	$24,446,569	$910,001	4%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Revenues for fiscal 2010 were 4% higher than fiscal 2009 reaching $25,356,570. All growth experienced during the year was from increased activity from existing customer accounts.  In addition, this growth was achieved despite a 12% decline in the strength of the US dollar and an 11% decline in the strength of the British Pound compared to the Canadian dollar.  79% of the Company’s revenue was earned from either the United States or the United Kingdom during the year; therefore a weakening in the value of the US dollar and British Pound relative to the Canadian dollar has a significant impact on financial results.  If exchange rates during the current quarter had been at the same levels as they were during fiscal 2009, revenue would have increased year-on-year by 14% to approximately $27.9 million.

Continuing the trend seen throughout the earlier part of fiscal 2010, growth was seen in multiple areas of the business.  Transaction fees continue to be the largest element of our revenue base and increased 6% year-on-year to $19,332,006; accounting for 76% of total recorded revenue, compared to 74% in fiscal 2009.

Underlying the increase in recorded transaction fees is a 17% increase in the number of orders placed through the PNI Platform year-on-year which reached 17.1 million for the year and averaged over 46,000 per day.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Software license and installation fees fell by 22% year-on-year to $3,074,895.  While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers the 11% year-on-year weakening of the UK pound relative to the Canadian dollar has resulted in the amount of license revenue booked in the consolidated financial statements being impacted negatively by approximately $335,000.  Other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provide for recurring revenue in this area expire during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software.  Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009.  Fees earned during fiscal 2010 totaled $1,678,875, representing growth of 24% year-on-year. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 59% or $224,059 during the year compared to fiscal 2009.  This is primarily due to a number of one-off projects completed on behalf of a number of our customers during fiscal 2009. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work.  While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, increased 76% year-on-year to $1,116,735. This continues the trend seen throughout fiscal 2009 and the earlier part of fiscal 2010.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Expenses

Description	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009	Change	% Change

Network delivery	$5,373,604	$6,617,907	$(1,244,303)	(19)%
Software development	7,984,905	6,855,187	1,129,718	17%
General and administration	3,560,737	3,821,662	(260,925)	(7)%
Sales and marketing	849,011	1,024,378	(175,367)	(17)%
	17,768,257	18,319,134	(550,877)	(3)%

Share-based compensation	690,020	2,016,015	(1,325,995)	(66)%
Amortization	4,918,991	6,013,716	(1,094,725)	(18)%

Total	$23,377,268	$26,348,865	$(2,971,597)	(11)%

Total expenses for fiscal 2010 are 11% less than fiscal 2009.  Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses fell by 3%.

For many years as the Company’s platform was being built and many new customers being added, management was confident that the current business model would allow the Company to scale and effectively grow revenue without requiring additional costs of the same magnitude to be incurred.  During the current fiscal year the Company has been able to demonstrate this as revenues have increased while controllable cash costs have remained relatively stable. Management believes the technology can be further leveraged in future periods, although a current increase in development headcount to work on a number of specific projects means that the overall cost base of the Company will unlikely show further year on year reductions for the foreseeable future.  Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Network delivery costs decreased $1,244,303, or 19% year-on-year.  66% of this decrease was as a result of lowering the cost of providing the customer support function on behalf of our customers.  Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year.  The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with a 17% year-on-year volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings.  The remaining decrease in network delivery costs came from slightly reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas period-on-period.

Software development expenses have increased $1,129,718 or 17% year-on-year. 83% of the increase was due to the addition of new development staff during the past twelve months who have been recruited to support the continued growth of our customers as well as to work on new initiatives the Company is pursuing, including the development of online business printing services and social stationery products.  The remainder of the increase relates to costs of supporting an increased number of development staff.  The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department.  Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have decreased by 7% to $3,560,737 year-on-year. Year on year increases in investor relation costs, travel and the decision at the beginning of the year to pay quarterly fees to non-executive members of the board for the first time have been offset partially by savings in accounting and legal fees, rent and office running costs.  In addition, the fiscal 2009 costs included a one-time charge of approximately $209,000 relating to the expected unrecoverable lease costs of our former Guildford, United Kingdom office location. In addition, approximately $79,000 in accretion expense has been booked during the current year relating to the payments made over a twelve month period to the prior owners of WorksMedia to acquire the business.

Over the past twelve months the Company has worked to reduce overhead costs significantly and undertook some difficult restructuring actions in the UK.  These restructuring plans were completed during the earlier part of the year and the Company was able to negotiate a full release from its obligations under the property lease relating to its Guildford, United Kingdom offices.  As part of this release, a payment of approximately $96,000 was made to the landlord.  These costs had been anticipated during the previous fiscal year and included in the one-off charge of approximately $209,000 resulting in no adverse impact on the current year’s results.  Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in administrative costs to increase in future periods.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Sales and marketing expenses decreased by 17% to $849,011 year-on-year as a result of cost saving measures implemented across the department with the aim of operating more efficiently.  As a result, savings were achieved in travel, communication and employee related costs whilst for most of the year maintaining the same headcount and level of customer interaction that was in place during the latter part of fiscal 2009. In addition, the Company was able to reduce significantly the cost of attending the annual Photo Marketing Association trade show during the current year.  This event is the main trade show attended by the Company each year in North America and has historically fallen during either February or March. A small increase was seen in headcount numbers in this area towards the end of the year as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company’s retail partners in order to help them improve their strategic marketing plans. As a result of these increases in headcount there will be a corresponding increase in expenditures in this area in future periods.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased year-on-year by 66% to $690,020.  This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

Amortization decreased by 18% year-on-year to $4,918,991.  The amortization charge for the year is in line with that seen throughout the earlier part of the year and primarily relates to a mixture of both the amortization of intangible assets acquired during the Pixology and WorksMedia acquisitions as well as items of property and equipment. The final amortization associated with the Company’s 2007 acquisition of Pixology was expensed during the third quarter of fiscal 2010 and as a result overall amortization levels were reduced for the remainder of the fiscal year.

Other income and expenses

During the year ended September 30, 2010, the Company recorded a realized foreign exchange loss of $119,561 and unrealized gains of $304,331.  The unrealized gain arose primarily as a result of the translation of inter-company balances between the UK subsidiaries and the Canadian parent, whilst the realized loss arose primarily as a result of unfavorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.  Year-on-year, the Canadian dollar strengthened by approximately 12% relative to the United States dollar.

Cash flows

The Company recorded cash inflows from operations of $4,489,338 during fiscal 2010 compared to cash inflows of $5,541,331 during fiscal 2009 and cash outflows from operations of $571,905 in fiscal 2008.  These continued strong results arose primarily as a result of the Company’s generation of a net profit before income taxes of $2,042,130 and earnings excluding non-cash items of $7,493,020.

The Company’s most significant uses of cash in the current year were as follows:

•	On a net basis, accounts payable and accrued liabilities were reduced by $2,037,906.
•
An investment of $1,468,825 was made in items of property and equipment, the majority of which was made in order to provide additional storage and server capacity for the increase in volume experienced as the ongoing number of transactions being processed continued to climb throughout the year.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

•
During the year the Company completed making payments against the acquisition cost of WorksMedia, a private Company based on the UK.  In connection with this, cash payments of $936,343 were made to the previous owners.

•	Payments totaling $225,407 were made relating to the break of the Company’s UK property lease and the cost of returning the property to its original condition prior to entering into a deed of release.
•	Payments of $396,186 were made to repay the capital element of the Company’s equipment lease.
•	Payments totaling $937,548 made to repay the company’s short-term loan.

Both the investment in items of property and equipment and the payments to acquire WorksMedia were funded out of cash flows generated from operations, which was the main source of funds for the year.  The only funds raised through the issuance of equity were $55,875 collected when employees exercised stock options.

Results from operations: 3 Months Ended September 30, 2010

Revenue

Description	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Change	% Change

Transaction fees	$4,938,524	$4,946,441	$(7,917)	-%
Software licenses and Installation fees	969,246	1,133,422	(164,176)	(15)%
Membership fees	409,752	432,186	(22,434)	(5)%
Professional fees	12,897	104,087	(91,190)	(88)%
Archive fees	326,995	195,301	131,694	67%

Total	$6,657,414	$6,811,437	$(154,023)	(2)%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Revenues for the fourth quarter of fiscal 2010 were $6,657,414 or 2% lower than in the same period of fiscal 2009.  A number of factors contributed to this year-on-year decline:

•
A significant portion of our revenue is derived from United States or United Kingdom based customers.  On a comparative basis, the value of the Canadian dollar strengthened by 11% compared to the British Pound and 5% compared to the United States dollar on a period-on-period basis.

•
On a comparable basis, a larger proportion of our software licenses and installation fees are now non-recurring in nature and therefore subject to more fluctuations as sales are often one-off in nature and less predictable.

•
During the fourth quarter of fiscal 2010 the Company eliminated one of the instances where it was responsible for providing fulfillment of certain items sold and as a result realized lower revenue of approximately $150,000.  This change in circumstances also led to a reduction in network delivery costs during the period.

Underlying the overall decrease in revenue for the during the period was an increase of 14% in the number of orders placed through the PNI Platform which reached 4.0 million for the three month period. Had it not been for the factors previously mentioned, overall revenue would have been expected to show growth roughly in line with this increase in transaction numbers.

Transaction fees continue to be the largest element of our revenue base and totaled $4,938,524 for the quarter, accounting for 74% of total recorded revenue, compared to 73% in the fourth quarter of fiscal 2009.

Software license and installation fees fell by 15% during the period to $969,246.  While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers an 11% period-on-period weakening of the UK pound relative to the Canadian dollar has impacted results.  Increasingly, a significant proportion of this revenue is becoming non-recurring in nature and is earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provide for recurring revenue in this area expire during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software.  Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009.  Fees earned during the fourth quarter totaled $409,752, representing a slight decline year-on-year but remaining consistent with the levels seen throughout the earlier part of the year. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 88% period-on-period.  This is primarily due to a number of one-off projects completed on behalf of a number of our customers during the same period last year. Professional fee revenue is non-recurring in nature and dependent on both the demand from our customers and also the availability of internal resources to allocate to this kind of work.  While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, have increased 67% during the fourth quarter of fiscal 2010 compared to the same period in fiscal 2009 and totaled $326,995.  This continues the trend seen throughout the earlier parts of fiscal 2010 as the amount of revenue we earned from this source increased steadily throughout the year.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Expenses

Description	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Change	% Change

Network delivery	$1,098,002	$1,347,614	$(249,612)	(19)%
Software development	2,267,247	1,889,097	378,150	20%
General and administration	868,390	1,308,155	(439,765)	(34)%
Sales and marketing	237,600	195,848	41,752	21%
	4,471,239	4,740,714	(269,475)	(6)%

Share-based compensation	154,692	449,691	(294,999)	(66)%
Amortization	823,120	1,473,805	(650,685)	(44)%

Total	$5,449,051	$6,664,210	$(1,215,159)	(18)%

Total expenses for the fourth quarter of fiscal 2010 are 18% less than for the fourth quarter of fiscal 2009.  Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses declined 6% to $4.5 million.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Network delivery costs decreased $249,612, or 19% period-on-period.  The principal reason for this decrease was a reduction realized in the cost of providing the customer support function on behalf of our customers.  Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year.  The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with a 14% period-on-period volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings.  Offsetting these cost reductions were minor increases in network usage which were incurred during the quarter as a number of our customers ran promotions over the summer months causing some additional costs to be incurred as well as additional costs to run e-mail marketing campaigns on behalf of a number of our customers.

Software development expenses have increased $378,150 or 20% year on year. 86% of this increase relates to labour costs due to the addition of a number of new development staff during the past twelve months who have been recruited to support the continued growth of our customers as well as to work on new initiatives the Company is pursuing, including the development of online business printing services and social stationery products. The remainder of the increase relates to the associated costs of retaining a larger workforce including the cost of software support and maintenance contracts.   The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department.  Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have decreased by 34% or $439,765 during the period compared to the fourth quarter of fiscal 2009. The primary reasons for this decrease are lower legal and audit related fees in the current year compared to the prior year, lower rent and office running costs year on year as a result of the closure of the Company’s Guildford, United Kingdom based office during the current year and the inclusion in the fourth quarter of fiscal 2009 of a one-off charge of approximately $209,000 relating the estimated costs of closing that office.

Sales and marketing expenses increased by 21% to $237,600 during the current quarter as a result of an increase in headcount that occurred towards the end of the third quarter as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company’s retail partners in order to help them improve their strategic marketing plans.  As a result of these increases in headcount there will be a corresponding minor increase in expenditures in this area in future periods.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by 66% to $154,692.  This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Amortization decreased by 44% period-on-period to $823,120.  This is a reduction of 41% and approximately $577,000 when compared to the third quarter of the year and a result of the amortization associated with the intangible assets acquired during the Pixology acquisition being fully amortized by the end of the third quarter.

Other income and expenses

During the fourth quarter of 2010, a foreign exchange loss of $67,677 was realized and an unrealized loss of $192,232 recorded. This loss has been calculated based on the outstanding foreign currency assets and liabilities of the Company at the period end, however the majority of it is as a result of changes in the Canadian $ exchange rate compared to the UK£ exchange rate and the re-translation of a number of balances between the Canadian and UK operations of the group.  Adverse changes in the US dollar or UK pound exchange rates relative to the Canadian dollar prior to the respective assets and liabilities being settled could however result in these gains turning into losses.

Cash flows

The Company recorded cash inflows from operations of $740,025 during the fourth quarter of fiscal 2010 compared to cash inflows of $2,040,851 during the fourth quarter of fiscal 2009.    The operating results of the business were similar during both of these quarters, however during the fourth quarter of fiscal 2010 movements in certain working capital components led to lower overall positive cash flows from operations being recorded.

The Company’s most significant uses of cash in the current quarter were as follows:

•
An investment of $791,104 was made in items of property and equipment, the majority of which was made in order to provide additional storage and server capacity for the increase in volume experienced as the ongoing number of transactions being processed continued to climb throughout the year and in preparation for the calendar 2010 holiday season where the volume of transactions is expected to reach its peak for the year.

•	Payments totaling $85,873 were made to repurchase for cancellation shares of the Company under the terms of a Normal Course Issuer Bid that was approved by the TSX-V in April 2010.
•	Payments of $102,697 were made to repay the capital element of the Company’s equipment lease.

The investment in items of property and equipment, the payments to repurchase the Company’s own shares and the payments against the outstanding capital lease were funded out of cash flows generated from operations, which was the main source of funds for the year.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Non-GAAP Financial Measures

The following table provides a reconciliation of the Company’s profit or (loss) reported in accordance with GAAP to non-GAAP Adjusted EBITDA.

	Three Months Ended
	September 30, 2010	September 30, 2009

Net profit (loss) in accordance with GAAP	$5,808,317	$642,806
Amortization	823,120	1,473,805
Interest expense	11,036	52,799
Income taxes	(4,911,022)	151,000
Stock based compensation expense	154,692	449,691
Unrealized foreign exchange (gain)	192,232	(632,708)

Adjusted EBITDA	$2,078,375	$2,137,393

Adjusted EBITDA per share – Basic	$0.06	$0.06
Adjusted EBITDA per share – Fully Diluted	$0.06	$0.06

Weighted average shares outstanding – Basic	33,857,236	33,707,682
Weighted average shares outstanding – Fully Diluted	33,900,653	33,812,179

	Twelve Months Ended
	September 30, 2010	September 30, 2009

Net profit (loss) in accordance with GAAP	$6,851,994	$(1,769,666)
Amortization	4,918,991	6,013,716
Interest expense	77,689	219,951
Income taxes	(4,809,864)	151,000
Stock based compensation expense	690,020	2,016,015
Unrealized foreign exchange (gain)	(304,331)	(435,467)

Adjusted EBITDA	$7,424,499	$6,195,549

Adjusted EBITDA per share – Basic	$0.22	$0.18
Adjusted EBITDA per share – Fully Diluted	$0.22	$0.18

Weighted average shares outstanding – Basic	33,804,338	33,610,843
Weighted average shares outstanding – Fully Diluted	33,908,352	33,710,038

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

To supplement the Company's consolidated financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income (loss) or net income (loss) per share determined in accordance with GAAP.

Acquisition of WorksMedia Limited

On March 10, 2009, the Company completed the acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment having been paid on closing and issued 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholder’s of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place, however, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  If a Principal Vendor chooses to terminate their employment with the Company prior to the release of the shares from escrow, that Principal Vendor will immediately forfeit his right to his proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration; the escrow agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the issue of $1.63

Share issuance costs of $7,813 were recorded against the issuance of the 750,000 common shares.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets. No common shares were issued upon the passing of the first anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

Transaction costs of $221,443 were incurred with respect to the acquisition and have been included as part of the purchase price.

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$2,010,090
Purchase consideration – shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets – Customer contracts		1,734,000
Intangible assets – acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		2,531,410

Subsequent to the acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology.

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Contingencies and commitments

As of December 14, 2010, there were no legal proceedings to which the Company or its subsidiaries are a party, or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in these financial statements as a result of this matter.

The contractual obligations and payments due as at September 30, 2010 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Property leases	1,009,631	263,382	526,764	219,485
Other service agreements	2,383,044	1,188,125	1,194,919	-
Capital leases	107,964	107,964	-	-
	3,500,639	1,559,471	1,721,683	219,485

Liquidity and capital resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities based.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

As the Company has generated positive cash flow from operations for the current year, its working capital has improved by $6,378,634 from a deficit position to a surplus of $5,248,893.  The Company’s current liabilities have decreased from $10,534,826 to $6,312,004 and the Company's cash position has increased from $4,237,284 to $4,690,355 during the year ended September 30, 2010.  The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company has a positive working capital position of $5,248,893 at September 30, 2010 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets.  The Company also monitors its debtor collection as described in the credit risk note above.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the amount of its working capital deficit could periodically increase depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease.  At September 30, 2010, the Company has an outstanding obligation under this lease of $107,964, all of which is payable within twelve months.  The Company is making these payments out of cash flows generated from operations.

As the Company has not obtained any further financing during the past 12 months, its activities are being funded out of its operating cash flow.  As the Company has generated positive cash flow from operations of $4,489,338 during the year it has been able to reduce its working capital deficit into a surplus, however if this trend is not continued, there is a risk that the Company would not be able to meet all of its contractual commitments when due.

Related Party Transactions

During the year ended September 30, 2008, the Company advanced loans to officers of the Company in the amount of $68,000 with interest payable at a rate of 7% per annum. Included in accounts receivable at September 30, 2009 was $19,320, comprising an amount of $17,000 representing a portion of the principal which remains outstanding and $2,320 representing interest accrued on that principal. During the year ended September 30, 2010, the Company received full payment of the principal and accrued interest owing from the loan in the amount of $19,792. Interest income of $472 (2009 - $1,306) was earned on these loan balances during the year ended September 30, 2010.
During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

During the year ended September 30, 2010, the Company incurred legal fees of $83,203 (2009 - $130,287) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2010 included $4,968 (2009 - $23,217) related to these services.

During the year ended September 30, 2010, the Company incurred consulting fees for services performed by two directors of the Company totalling $6,608 (2009: $122,059). At September 30, 2010, no amounts were due to directors in relation to consulting services performed (2009: $38,288).

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

During the year ended September 30, 2010, the Company incurred consulting fees of $18,432 (2009: $nil) for services provided by a company of which a Director and Officer of the Company controls.  Accounts payable and accrued liabilities at September 30, 2010 included $4,993 (2009: $nil) related to these services.

During the year ended September 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $41,740 (2009: $52,398) and website services of $6,920 with a company of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at September 30, 2010 included $7,128 (2009: $18,262) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the year ended September 30, 2010, the Company was recharged its proportional share of office running costs totalling $192,395 (2009: $128,819) by this related party.  In addition, during the year ended September 30, 2010, the Company used the software development services of this company, incurring costs of $95,398 (2009: $20,660) and carried out professional development work totalling $nil (2009: $18,255) on behalf of this company.  At September 30, 2010, accounts payable included $25,118 (2009: $119,076) and accounts receivable $nil (2009: $19,887) due to and from this company respectively.

During the year ended September 30, 2010, the Company utilized the services of an Officers’ family member on a contract basis, incurring fees of $28,326 (2009: $22,404).  At September 30, 2010, $nil (2009: $3,656) was included in accounts payable related to these fees.

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $181,365 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,508,990 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2010, three customers each account for 10% or more of total trade accounts receivable (2009 – four customers).

Financial assets past due

At September 30, 2010, the Company has a provision of $176,531 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2010

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	3,520,349	136,997	982,557	609,371	5,249,274
Other	-	-	-	-	-

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at September 30, 2010, 65% has been subsequently collected as at December 8, 2010.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At September 30, 2010, the Company had a provision for doubtful accounts of $176,531 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, Pixology.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $2,750,575, accounts receivable of $1,989,819 and accounts payable of $3,367,819 which were denominated in UK £.  In addition, at September 30, 2010, the Company had cash and cash equivalents of $1,867,911, accounts receivable of $2,167,447 and accounts payable of $428,653 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the year ended September 30, 2010 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net profit $

Change of +/- 10% in US$ foreign exchange rate	+/-360,670
Change of +/- 10% in UK£ foreign exchange rate	+/-577,944

A change of 1% in the United Kingdom Base Rate would have an annual impact of $nil on the Company’s net loss.

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances as well as a UK£ denominated loan balance.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

During the year ended September 30, 2010, the Company recorded a net income tax recovery of $4,809,864 representing a charge for current year income tax expense of $11,892 and a release of the Company’s valuation allowance against deductible temporary differences, and  available loss carry-forwards totaling $4,821,756.

Due to the Company’s history of loss making activities, in prior years there was sufficient uncertainty regarding the ability of the group to generate profits in future periods and as a result, the Company determined that it was appropriate to take a full valuation allowance against the available future income tax assets associated with loss carry-forwards.  Based on current results and future projections, management has determined that it is more likely than not that a portion of the losses available to the Company will be utilized and accordingly, an element of the valuation allowance was released and a net future income tax asset totaling $5,861,504 recorded on the balance sheet.

During the year ended September 30, 2010, the Company recorded a current year income tax expense in the amount of $11,892 associated with its UK subsidiary WorksMedia Ltd.  In addition, in connection with the partial release of the Company’s valuation allowance, the tax benefit of $5,861,504 was recognized as follows:

(i)
Approximately $1,039,000 was applied to reduce intangible assets and goodwill  arising from the Pixology acquisition by $89,000 and $950,000 respectively.  Under Canadian GAAP, the benefit of a release in the valuation allowance attributable to a previously unrecognized future income tax asset is first applied to reduce the remaining goodwill and unamortized intangible assets arising from the Pixology acquisition to zero with any remaining amount used to offset income tax expense; and

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

(ii)	The remainder was recorded as a future tax benefit of $4,822,000.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009

Revenue	$6,657,414	$5,681,221	$5,261,722	$7,756,213
Net profit (loss) profit for the period	5,808,317	(109,760)	(90,886)	1,244,323
Basic profit (loss) per share	0.17	(0.00)	(0.00)	0.04
Fully diluted (loss) profit per share	0.17	(0.00)	(0.00)	0.04

	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008

Revenue	$6,811,437	$5,443,760	$5,015,041	$7,176,333
Net (loss) for the period	642,806	(1,877,992)	(1,475,124)	940,644
Basic (loss) per share	0.02	(0.05)	(0.04)	0.03
Fully diluted (loss) per share	0.02	(0.05)	(0.04)	0.03

Quarterly revenue breakdown

	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009

Transaction fees	$4,938,524	$4,359,745	$3,727,516	$6,306,221
Software licences and installation fees	969,246	573,303	756,983	775,363
Membership fees	409,752	426,944	445,777	396,402
Professional fees	12,897	31,869	62,236	47,057
Archive fees	326,995	289,360	269,210	231,170
	$6,657,414	$5,681,221	$5,261,722	$7,756,213

	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008

Transaction fees	$4,946,441	$3,905,096	$3,525,704	$5,775,841
Software licences and installation fees	1,133,422	941,393	893,960	958,732
Membership fees	432,186	367,594	293,414	260,495
Professional fees	104,087	52,420	145,518	76,093
Archive fees	195,301	177,257	156,445	105,172
	$6,811,437	$5,443,760	$5,015,041	$7,176,333

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Outstanding share information

The following table provides outstanding share information for the Company as at September 30, 2009 and December 14, 2010.

	December 14, 2010	September 30, 2010

Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,145,582	34,210,782
Common shares - outstanding	33,788,582	33,853,782
Preferred shares	-	-

Options	2,395,769	2,775,769
Outstanding	1,977,681	2,770,201
Exercisable

Deferred share units
Issued	306,600	-

Warrants
Outstanding	-	-
Exercisable	-	-

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Changes in accounting policies

Financial Instruments: Disclosures

Effective October 1, 2009, the Company adopted the amendments included in the CICA Handbook Section 3862 Financial Instruments: Disclosures (“Section 3862”).  The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments.  The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities.  The adoption of this amendment did not result in any additional disclosures required in these financial statements.

Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of this EIC on the Company’s consolidated financial statements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Recent US GAAP pronouncements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on the financial statements of the Company.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”.  ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

Accounting Standards Update 2010-20

In July 2010, the FASB released ASU 2010-20, “Receivables (Topic 310)”.  ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010.  The objective of ASU 2010-20 is to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses as it relates to an entity’s portfolio of financing receivables.  The amendments in ASU 2010-20 affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables at fair value or lower of cost or fair value.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-21

In August 2010, the FASB released ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”.  ASU 2010-21 amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026:  Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-22

In August 2010, the FASB released ASU 2010-22, “Accounting for Various Topics”.  ASU 2010-22 amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics.  The amendments have had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada.  In October 2009, the AcSB issued a third and final Omnibus Exposure Draft confirming that publicly accountable enterprises in Canada will be required to apply IFRS, in full and without modification for fiscal years beginning on or after January 1, 2011.  For the Company, this will be the fiscal year beginning on October 1, 2011.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

The Company’s expected IFRS transition date of October 1, 2011 will require the restatement, for comparative purposes, of amounts reported on the Company’s opening IFRS balance sheet as at October 1, 2011 and amounts reported by the Company for the year ended September 30, 2011.

The Company is continuing to assess the financial reporting impacts of adopting IFRS.  While the impact on future financial position and results of operations is not fully determinable or estimable at this time, the Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is identifying and assessing these additional disclosure requirements as well as any necessary system changes that will be required on an ongoing basis.

Over the next twelve months the Company expects to identify differences between Canadian GAAP and IFRS which will impact the Company’s financial statements.

IFRS Conversion Project

The Company commenced its IFRS conversion project during 2009 and has established a formal project governance structure which includes the audit committee and a separate steering committee comprised of Cory Kent, Robert Chisholm and Kyle Hall as well as other members of senior management.  As the project progresses, the Company is also considering engaging an independent external advisor to assist with the conversion project.

The Company’s IFRS conversion project consists of three stages; scoping and diagnostics, analysis and implementation.

Stage one; Scoping and Diagnostics involves project planning and identification of differences between current Canadian GAAP and IFRS and is now largely complete.  The Company is now working to identify which of the differences highlighted will have the highest impact on the Company.

Stage two; Analysis will involve detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition and summarization of new disclosure requirements upon adoption of IFRS.

Stage three; Implementation will involve the execution of any changes to business or financial processes that were identified during stage one or two, formal authorization of any accounting policy changes that will be implemented and further training as necessary. All necessary information required to complete our first set of IFRS compliant financial statements will be collected during this stage.

Critical accounting estimates

The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. This option pricing model takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, staff turnover, and the risk-free interest rate over the expected life of the option.

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, is recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.  At September 30, 2010 the Company recorded a net future income tax asset of $5,861,504

At September 30, 2010, the Company had net operating loss carry-forwards for Canadian tax purposes of approximately $8,812,504 that are available for carry forward to reduce taxable income in future years.  In addition, the Company had $17,235,764 (£10,591,633) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

Transaction risk. The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency.  As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice.  The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important.  Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk.  The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.
Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom.  Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure.  Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems.  If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and our ultimately our business results.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure is critical to our business.  Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation and limit our ability to renew contracts with customers as they come due or win business from new customers.  All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth.  We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

There have been no changes in the Company’s disclosure controls or internal control over financial reporting during the year ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at September 30, 2010.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in the United States.  Section 989G of the Dodd-Frank Act permanently exempts non-accelerated filers from filing auditor attestation reports over the effectiveness of the Company’s internal controls in accordance with Section 404(b) of the Sarbanes Oxley Act of 2002.  For the year ended September 30, 2010, the Company continues to meet the definition of a non-accelerated filer and accordingly, no auditor attestation over the Company’s internal controls has been provided by its external auditors.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Year Ended September 30, 2010

News Release

PNI Digital Media Announces Fiscal 2010 Year-End and Fourth Quarter Financial Results

GAAP Net Income Before Taxes of $2.0 Million, $25.4 Million in Revenue, Adjusted EBITDA of $7.4 Million

VANCOUVER, BC – December 14th, 2010 - PNI Digital Media (TSX–V: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, announced financial results for Fiscal 2010 year-end and fourth quarter financial results. Revenue for the year was $25.4 million, representing an increase of 4% over the same period last year on a reported basis. If foreign currency exchange rates had remained constant, revenue for the year would have been approximately $27.9 million, an increase of 14% over the same period last year.

Fiscal 2010 Full Year Financial and Operational Highlights:

•	GAAP net income before income taxes of $2.0 million, compared to a GAAP loss before income taxes of $1.6 million in Fiscal 2009
•	Revenue of $25.4 million, compared to $24.4 million in Fiscal 2009
•	Non-GAAP adjusted EBITDA[1] of $7.4 million, an increase of 20% compared to Fiscal 2009
•	Transactional revenue of $19.3 million, an increase of 6% compared to Fiscal 2009
•	Overall expenses fell 11% to $23.4 million for the year
•	Cash expenses fell 3% for the year to $17.8 million
•	Record adjusted EBITDA margin of 29% for the year
•	Transacted a record 17.1 million orders over the PNI Digital Media Platform, a 17% increase compared to Fiscal 2009
•	Extended the PNI Digital Media Platform to enable retailers to connect with their consumers on iPhone® and Google Android-powered® mobile phones
•	Launched the PNI Express Pick Up Service, enabling consumers to create and order a photo book, photo calendar or personalized greeting card online for pick up in store in about an hour
•	The Company won multiple awards for performance and innovation, including the annual PROFIT 100 ranking in Canada and the Deloitte Fast 500 ranking of North American technology companies

“Our goal for this year was to deliver on profitability and we did with $2.0 million in income from operations,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Our ability to generate cash and now profits has been proven, even as we continue to invest in software development for our future. Our strategy to leverage the PNI Digital Media Platform is succeeding as showcased by our record EBITDA this year.  We are now heavily focused on growing our top line revenue through the invigoration of our current customers’ and by broadening our offering into new categories.”

Fiscal 2010 Fourth Quarter Financial and Operational Highlights:

•	GAAP net income before income taxes of $0.9 million
•	Revenue for the quarter of $6.7 million vs. $6.8 million in Fiscal 2009
•	Non-GAAP adjusted EBITDA of $2.1 million, vs. $2.1 million in Fiscal 2009
•	Overall expenses of $5.4 million, a decrease of 18% compared to the same period last year
•	Cash expenses of $4.5 million, a decrease of 6% compared to the same period last year
•	Orders transacted via the PNI Digital Media Platform increased 14% to 4.0 million for the quarter

News Release

Conference Call

The Company will host a conference call on Tuesday, December 14th at 4:30pm ET (1:30pm PT) to discuss the Company’s Fiscal 2010 year-end and fourth quarter financial results.  To join the call, please dial (888) 300-8196 (US/Canada) or (647) 427-3426 (International) and quote conference ID no. 23392363.  Please call 10 minutes prior to the scheduled start time.  PNI Digital Media will also provide a live webcast and slide presentation, available on the Company's website at http://www.pnimedia.com/webcast.  The presentation will be available for download for dial-in callers.

Consolidated Balance Sheets

	September 30, 2010	September 30, 2009

Assets

Current assets
Cash and cash equivalents	$4,690,355	$4,237,284
Accounts receivable	5,302,865	4,855,114
Prepaid expenses and other current assets	541,026	312,687
Current portion of future income tax asset	1,026,651	-

	11,560,897	9,405,085

Property and equipment	5,230,829	6,174,920

Future income tax asset	4,953,934	-

Intangible assets	1,115,794	3,892,211

Goodwill	658,904	1,664,759

	$23,520,358	$21,136,975

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,471,878	$7,785,812
Purchase consideration payable	-	869,803
Current portion of deferred revenue	613,081	410,088
Current portion of capital lease obligation	107,964	490,072
Loan payable	-	937,548
Asset retirement obligation	-	41,503
Future income tax liability	119,081	-

	6,312,004	10,534,826

Deferred revenue	78,876	195,059
Long-term portion of capital lease obligations	-	38,500
Restructuring liability	-	176,056
	6,390,880	10,944,441

Shareholders’ Equity

Share capital	$66,200,215	$66,017,456
Contributed surplus	18,933,619	18,521,086
	85,133,834	84,538,542

Deficit	(65,684,820)	(72,536,814)

Accumulated other comprehensive loss	(2,319,536)	(1,809,194)

	(68,004,356)	(74,346,008)

	17,129,478	10,192,534

	$23,520,358	$21,136,975

News Release

Consolidated Statements of Earnings (Loss) and Comprehensive Gain (Loss)

	2010	2009	2008

Revenue	$25,356,570	$24,446,569	$17,049,587

Expenses
Network delivery	5,376,920	6,672,583	7,409,525
Software development	8,162,595	7,566,227	6,914,291
General and administration	4,021,971	4,893,640	4,480,258
Sales and marketing	896,791	1,202,699	1,140,028
Amortization of intangible assets	2,550,452	3,243,359	3,214,908
Amortization of property and equipment	2,368,539	2,770,357	2,044,145
	23,377,268	26,348,865	25,203,155

Earnings (loss) from operations before the undernoted	1,979,302	(1,902,296)	(8,153,568)

Realized foreign exchange (loss) gain	(119,561)	115,526	53,818
Unrealized foreign exchange gain	304,331	435,467	407,223

Interest income	642	8,759	134,848
Interest expense – capital lease	(75,850)	(120,696)	(109,383)
Interest expense – other	(1,839)	(99,255)	(13,809)

(Loss) on disposal of property and equipment	(40,085)	(56,171)	(35,698)
(Loss) gain on settlement of asset retirement obligation	(4,810)	-	86,120
Goodwill impairment	-	-	(1,086,577)

	62,828	283,630	(563,458)

Earnings (loss) before income taxes	2,042,130	(1,618,666)	(8,717,026)

Current income tax (expense)	(11,892)	-	-
Future income tax (expense) benefit	4,821,756	(151,000)	-

Net earnings (loss)	6,851,994	(1,769,666)	(8,717,026)

Other comprehensive loss:

Unrealized foreign exchange loss on translation of self- sustaining foreign operations	(510,342)	(652,661)	(346,964)

Comprehensive gain (loss)	$6,341,652	$(2,422,327)	$(9,063,990)

Earnings (loss) per share
Basic	$0.20	$(0.05)	$(0.26)
Fully diluted	$0.20	$(0.05)	$(0.26)

News Release

Non-GAAP Financial Measures

	Three Months Ended
	September 30, 2010	September 30, 2009

Net profit (loss) in accordance with GAAP	$5,808,317	$642,806
Amortization	823,120	1,473,805
Interest expense	11,036	52,799
Income taxes	(4,911,022)	151,000
Stock based compensation expense	154,692	449,691
Unrealized foreign exchange (gain)	192,232	(632,708)

Adjusted EBITDA	$2,078,375	$2,137,393

Adjusted EBITDA per share – Basic	$0.06	$0.06
Adjusted EBITDA per share – Fully Diluted	$0.06	$0.06

Weighted average shares outstanding – Basic	33,857,236	33,707,682
Weighted average shares outstanding – Fully Diluted	33,900,653	33,812,179

	Twelve Months Ended
	September 30, 2010	September 30, 2009

Net profit (loss) in accordance with GAAP	$6,851,994	$(1,769,666)
Amortization	4,918,991	6,013,716
Interest expense	77,689	219,951
Income taxes	(4,809,864)	151,000
Stock based compensation expense	690,020	2,016,015
Unrealized foreign exchange (gain)	(304,331)	(435,467)

Adjusted EBITDA	$7,424,499	$6,195,549

Adjusted EBITDA per share – Basic	$0.22	$0.18
Adjusted EBITDA per share – Fully Diluted	$0.22	$0.18

Weighted average shares outstanding – Basic	33,804,338	33,610,843
Weighted average shares outstanding – Fully Diluted	33,908,352	33,710,038

News Release

Notes:

1 - Non-GAAP Measures

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings (loss) before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with GAAP.

Currency:

All amounts are expressed in Canadian dollars.  This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at http://www.PNIMEDIA.com

For Financial Information, Contact:
Simon Bodymore, CFO
(604) 893-8955 ext.229

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.  PNI Digital Media relies upon litigation protection for "forward-looking" statements.

News Release

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Google and Android are registered trademarks of Google Inc.

iPhone is a registered trademark of Apple Inc.